
December 21, 2021

Dajiang Guo
Chief Executive Officer
Alphatime Acquisition Corp.
500 5th Avenue, Suite 938
New York, NY 10110

> **Re: Alphatime Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 24, 2021**
> **CIK No. 0001889106**

Dear Mr. Guo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Reference is made to the fifth paragraph. We note that each of your executive officers and directors or director nominees are located in or have significant ties to China. Please disclose this prominently on the prospectus cover page. We also note your disclosure that these risks could result in a material change in your or the target company's post-combination operations and a significant depreciation of the value of your Class A ordinary shares. Please also disclose that this could result in your Class A ordinary shares becoming worthless. We also note your reference in the final sentence to listing on a "U.S. exchange." Please address impacts on the ability to list on an "other foreign exchange." Finally, your prospectus summary should address, but not necessarily be

limited to, the risks highlighted on the prospectus cover page.

2. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Risks Related to Our Possible Business Combination in China, page 8

3. Please discuss the challenges the company may face enforcing these contractual agreements due to jurisdictional limits including the fact that legal claims against China-based Issuers, or their officers and directors may be difficult or impossible for investors to pursue in U.S. courts and that even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment. In addition, further discuss how the VIE structure could affect investors and the value of their investment. For example, discuss that the Chinese government could determine that the agreements establishing the VIE structure do not comply with Chinese law and regulations, including those related to restrictions on foreign ownership, which could subject a China-based Issuer to penalties, revocation of business and operating licenses, or forfeiture of ownership interests.

4. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. We note your current disclosure at the third paragraph on page 9.

Permission Required from the PRC Authorities for this Offering and a Business Combination, page 9

5. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Transfer of Cash to and from Our Post-Combination Organization If We Acquire a Company Based in China, page 10

6. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company

and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.

<u>Risk Factors Summary, page 29</u>

7. In your Risk Factors Summary, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each risk, referenced above, include a cross-reference to the more detailed discussion of these risks in the prospectus.

<u>Though we expressly exclude any target whose financial statements are audited by an accounting firm that is not subject to PCAOB..., page 67</u>

8. We note from the audit opinion and the third paragraph on page 8 that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

9. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

<u>The Chinese government may exert substantial interventions..., page 73</u>

10. Given the Chinese government's significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government

may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

You may contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Finance